The Parking REIT, Inc. 2965 S Jones Blvd Suite Cl-100
Las Vegas, NV 89146

Re: Resignation from the Board of Directors of The Parking REIT, Inc.

Dear Sirs,

I am writing to advise you of my immediate resignation from the Board of Directors of The Parking REIT, Inc. (the "Company"). I was informed in August that I would not be nominated for re-election to the Board but that my term would continue until the annual meeting scheduled for October. I believe the decision by the Nominating Committee not to allow me to stand for re-election was a deliberate decision precipitated by the lack of control the CEO, Michael Shustek, and the Chairman of the Board had over my participation in Board meetings. I believe that my true independence and my participation in the investigation into Whistleblower allegations made against Mr. Shustek was the reason that the Nominating Committee took such action. It is my belief that Independence from management is neither a valued quality nor is it seen as an asset by the Company or a majority of its Board. The proxy statement filed for the annual meeting is misleading as it states that I am not standing for re-election. It does not state that this was a decision made by the Nominating Committee against my wishes as I believed my independence is necessary on the Company's Board of Directors.
Prior to the notification that I would not be allowed to stand for re-election, I was receiving the Board's weekly email update prepared by Mr. Shustek. Since that notification, I am aware that I am no longer receiving the weekly update emails being sent to the rest of the Board. Further, I have been asked by John Dawson, the Chairman of the Board, not to attend or participate in a mandatory Board meeting happening on September 14th, in Las Vegas, Nevada. I believe crucial issues facing the Company will be discussed and voted on at that meeting and that the request not to have me participate is the result  of a desire to exclude an independent voice from any discussion. Since I was to be a director until October and since I am being excluded from Board meetings, I must resign rather than compromise my duty to shareholders.
I have worked tirelessly to uphold my duty to the Company's shareholders but I believe a majority of the Members of the Board have a different agenda. I believe the majority's top priority is the retention of Mr. Shustek as CEO, with all other priorities being secondary.

Finally, I am resigning because on September 12, the Board passed a significant amendment (the "Amendment") to the advisory agreement (the "Agreement). The Amendment alters the termination clauses of the Agreement and now instead of being able to terminate the advisor, MVP Realty Advisors, LLC (the "Advisor"), and our CEO, Mike Shustek, with sixty days notice with no automatic costs to shareholders, the Board has now agreed to an internalization or termination fee of between sixteen and twenty-one million dollars payable to the Advisor.

The Amendment was negotiated by a committee (the "Committee") consisting of three other board members, two of whom previously served as directors of Vestin Realty Mortgage II, Inc. ("VRTB"), which was a partial owner of the Advisor, loaned monies to the Advisor and will directly benefit from the Amendment. This creates at least an appearance of a conflict of interest among some of the committee members that negotiated the Amendment on behalf of the Company.

The Committee did not seek a full fairness opinion from an independent third party firm, but instead relied on an informal opinion by Ladenburg-Thalmann, a firm which intends to represent the Company in a listing to a stock exchange in the near future. Again this creates an appearance of a conflict of interest, and in my opinion does not adequately insure the price being paid by the Company to the Advisor for internalization or termination is fair and a sound business decision.

Additionally, the fee being paid in the Amendment does not resolve other financial and contractual issues that will occur if a termination of the Advisor becomes necessary in the future, issues I suspect may cost the Company and its shareholders significantly more money.

I believe the entire process in which the Amendment was negotiated and approved was flawed, especially Given that this Amendment comes on the heels of an Audit Committee investigation which found that "Mike Shustek did not exercise proper judgment and appropriate oversight" with matters crucial to his performance as CEO and required the Board to put enhanced procedures in place.
I expect that this letter will be filed with the Company's 8-K disclosing my resignation from the Board.

Respectfully,

Erik A. Hart